Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

April 19, 2024

VIA E-EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn:	Ashley Vroman-Lee, Senior Counsel
Re:	Overland Advantage

Registration Statement on Form 10

File No. 000-56596

Dear Ms. Vroman-Lee:

On behalf of Overland Advantage (the “Company”), this letter responds to the comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) on January 29, 2024 (and discussed in telephone calls with representatives of Dechert LLP (“Dechert”) on January 30, 2024 and February 8, 2024) relating to the Company’s registration statement on Form 10 that was filed with the Commission on November 16, 2023 and amended on January 12, 2024 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed a second amendment to the Registration Statement (the “Second Amendment”).

For your convenience, the Staff’s comments are set forth below, followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

1.

Explain how the side letters comply with sections 57(a) and 57(d) of the Investment Company Act. Your explanation should discuss why the fund does not believe that entering into the side letters is a joint arrangement between the fund, the adviser and the shareholders that receive a side letter.

April 19, 2024 Page 2

The Company respectfully submits that the side letters disclosed in the Registration Statement are not inconsistent with Sections 57(a) and 57(d) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), because, among other reasons, the side letters do not contemplate a joint enterprise or other joint arrangement or profit-sharing plan involving the Company and any person identified under Section 57(b) or 57(e) of the 1940 Act (because the shareholders that are party to the side letters were not related persons of the Company within the meaning of Section 57(b) and 57(e) at the time that the side letters were entered into). Nevertheless, the Company has terminated its side letters with shareholders and has updated the disclosure in the Second Amendment accordingly.

First, following discussion with the Staff on January 30, 2024 and February 8, 2024, Overland Advisors, LLC (the “Advisor”) has amended the arrangements with the initial investors in the Company and the Advisor to remove the Company’s grant of board observer rights to the initial investors and the Company has revised the disclosure in the Second Amendment accordingly.

Second, following discussion with the Staff on January 30, 2024 and February 8, 2024, the Company has extended to all investors through the form of subscription agreement with the Company the right to terminate or reduce their unfunded capital commitments to the Company upon (i) a termination of the Wells Fargo Sourcing Arrangement due to a material breach by one of the parties thereto, (ii) a change of control of the Advisor or Centerbridge Partners, L.P. (“Centerbridge”) or (iii) the termination of the Wells Fargo Sourcing Arrangement by a party thereto to comply with material law. The Company has revised the disclosure in the Second Amendment accordingly. In addition, the Company has refiled the form of subscription agreement, which has been revised to set forth this right for investors in the Company, as Exhibit 10.6 to the Second Amendment.

2.	Please tell us what information was provided to the fund’s board in connection with the side letters and whether the full board approved these side letter arrangements.

The side letters with the Company disclosed in the Registration Statement were executed prior to the constitution of the full board of the Company. At the organizational meeting of the board of trustees of the Company, the full board, including all of the independent trustees, was provided information regarding the contents of those side letters and afforded the opportunity to discuss such side letters with management and Dechert in executive session. In addition, and as noted above, the agreements with investors have been revised such that there are no longer any side letters between the Company and any of its investors.

April 19, 2024 Page 3

3.

Please tell us what level of investment do certain initial investors have in the fund’s investment adviser (the disclosure now mentions that they hold minority interests) and please confirm whether these initial investors also have investments in the managing member of the adviser and/or Centerbridge and, if so, what is the level of that investment. We note that the disclosure also mentions that the fund can enter into future side letters.

The initial investors in the Company (excluding affiliates of Wells Fargo and Centerbridge) each have ownership stakes of less than 16% individually and less than 21% collectively in the Advisor. These initial investors in the Company do not have an investment in the managing member of the Advisor or in Centerbridge. As noted above, the Company is not party to any side letters and does not intend to enter into side letters in the future.

4.

You have asked us to confirm that any information being provided to certain investors by the advisor is being done so pursuant to a confidentiality undertaking, is complaint with Regulation FD and that such investors know that receipt of material nonpublic information regarding portfolio companies could limit their ability to trade in such portfolio companies.

The Company supplementally confirms that the Advisor’s agreement to provide certain of the initial investors in the Advisor with information relation to portfolio holdings of the Company will be done pursuant to a confidentiality undertaking by the initial investors consistent with Regulation FD. The Company further acknowledges that each such investor has acknowledged that the possession of material non-public information may result in the investor and its affiliates being restricted from trading in the securities of such portfolio companies. The Company has supplemented the disclosure in the Second Amendment accordingly.

5.

Please supplementally explain what would be considered a “relevant financing” with respect to the terms of any co-exemptive investment relief that may be issued. In addition, please share how such classification is determined and by whom specifically.

The term “relevant financing” is used in the Resource Sharing Agreement between the Advisor and Centerbridge. The term is meant to capture any potential co-investment that falls within the then-current investment objectives and strategies of the Company. Because Centerbridge is an applicant on the Company’s pending co-investment exemptive application (the “Exemptive Application”), pursuant to Condition 1 of the Exemptive Application, Centerbridge would be required to share investment opportunities with the Advisor and the Company to the extent they fit within the then-current investment objectives and strategies of the Company. Determinations of whether a potential investment fits within the Company’s investment objective and strategies would be determined by the Advisor’s investment committee.

If the SEC approves the Exemptive Application and the co-investment exemptive relief sought thereby, each Centerbridge-affiliated investment adviser that is party to the Exemptive Application will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such investment opportunities arise, all such investment advisers are promptly notified and receive the same information about the opportunity as each other Centerbridge-affiliated investment adviser that is considering the investment opportunity for its clients. Consistent with Condition 1 of the Exemptive Application, if a potential co-investment transaction falls within the then-current objectives and strategies and any criteria established by the board of trustees of any regulated fund (including the Company), the applicable investment adviser’s policies and procedures will require that investment adviser receive sufficient information to allow such investment adviser’s investment committee to make its independent determination and recommendations under the Exemptive Application.

6.	Please disclose whether Wells Fargo has full discretion to directly lend to a company that otherwise would be referred to Overland.

Subject to its compliance with applicable law, Wells Fargo has full discretion to lend to a company that otherwise would be referred to Overland, and nothing about the arrangements with Overland, including the Wells Fargo Sourcing Arrangement, impacts that ability.

The Company notes that the Registration Statement contains extensive risk disclosure relating to the sourcing arrangement, including the following:

“In addition, the Wells Fargo Sourcing Arrangement does not restrict Wells Fargo or its affiliates from engaging in any lending activities, including making loans to other businesses or providing services for other businesses and operations of Wells Fargo or its affiliates, even if those activities would compete with the Company and/or the Advisor. Indeed, depending on the financing needs of Wells Fargo’s clients and whether Wells Fargo can meet the client’s needs directly through its own lending operations, Wells Fargo may determine to finance directly (in whole or in part) an opportunity that could be attractive for the Company and therefore not refer the opportunity to the Advisor under the Wells Fargo Sourcing Arrangement. As a result, there can be no assurances that the Wells Fargo Sourcing Arrangement will allow the Advisor to effectively achieve the Company’s investment objective or implement its investment strategy.”

In addition, the Company has supplemented this risk disclosure on page 89 of the Second Amendment by clarifying that because Wells Fargo may determine to finance directly (in whole or in part) an opportunity that could be attractive for the Company and not refer the opportunity to the Advisor, the investment opportunities provided to the Advisor may be of a different type or of lower quality than would be the case if Wells Fargo could not keep the investment opportunity for itself (in whole or in part).

April 19, 2024 Page 4

7.

Can Wells Fargo refer investments to Overland where Wells Fargo has an existing investment position? If yes, what protections are in place to ensure that any opportunities provided to Overland are in Overland’s best interest, rather than to benefit Wells Fargo.

While Wells Fargo may refer investment opportunities to the Company where Wells Fargo has an existing investment position, the Company is under no obligation to make investments referred to the Company by Wells Fargo. As disclosed in the Registration Statement, the Advisor, which is not an “affiliated person,” for purposes of the 1940 Act, of Wells Fargo and which is controlled by Centerbridge, will be solely responsible for making investment decisions for the Company and expects to make investment decisions consistent with its fiduciary duties to the Company. In addition, as disclosed in the Registration Statement, the Advisor’s investment committee shall be responsible for making all investment and disposition decisions for the Company, subject to the supervision of the Company’s Board. All members of the Investment Committee are “affiliated persons” of the Advisor; Wells Fargo does not have any role or representation on the Company’s Investment Committee.

Supplementally, we note that the potential conflict of the type described in your comment is disclosed as a risk in the Company’s Registration Statement, as follows:

“In addition, although Wells Fargo’s interests will be aligned with investors in the Company to a certain extent as a result of Wells Fargo’s Capital Commitment to the Company, it is expected that Wells Fargo will have interests that conflict with the interests of the Company and its Shareholders. For example, Wells Fargo may have an incentive to refer a prospective borrower to the Advisor for financing by the Company in order to improve Wells Fargo’s relationship with that prospective borrower, to generate new business or new clients, or otherwise. The Advisor will be solely responsible for determining whether any potential opportunity referred to it pursuant to the Wells Fargo Sourcing Arrangement is appropriate for the Company.”

8.

Please explain in greater detail what is meant by the following disclosure: “Accordingly, in applying the terms of the Wells Fargo Sourcing Arrangement, the Advisor will give due regard to the priority of the Company in relation to opportunities referred by Wells Fargo.” Is this referring to some benefit the Advisor will provide to Wells Fargo?

Any investment opportunity referred to the Advisor by Wells Fargo that the Advisor has determined (in its sole discretion) to be suitable for the Company shall be allocated to the Company to the fullest extent the Advisor determines to be reasonably appropriate and only then to other clients of the Advisor in accordance with the Advisor’s allocation policies and procedures. The reference in the Registration Statement to the priority of the Company in relation to opportunities referred by Wells Fargo is a reference to this fact. The Company has revised the disclosure in the Second Amendment on page 11 to clarify this.

9.	Please enhance the disclosure around the conflicts that this arrangement proposes. For example, please disclose that:

•	the opportunities provided to Overland may be of lesser investment quality than would be the case if Wells Fargo did not have the ability to lend to a company instead of referring it to Overland.

The Company has revised the disclosure accordingly on page 89 of the Second Amendment.

•

Overland may be reluctant to terminate the agreement because doing so could result in it having less capital available for investment (because some investors can cancel their capital commitment if the agreement is terminated)

The Company has revised the disclosure accordingly on page 41 and page 90 of the Second Amendment.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3854.

April 19, 2024 Page 5

Sincerely,

/s/ Kenneth E. Young
Kenneth E. Young

cc:	Jeffrey H. Aronson, Overland Advisors, LLC

Susanne V. Clark, Overland Advisors, LLC

William J. Neuenfeldt, Overland Advantage

Gavin Baiera, Overland Advantage

Michael J. Spratt, Securities and Exchange Commission

Thankam Varghese, Securities and Exchange Commission

William J. Bielefeld, Dechert LLP

Ross A. MacConnell, Dechert LLP